Fact Sheet – Consolidated Financial data, Fourth Quarter, 2006-07

Infosys®

Profit and Loss Account summary for the Quarter ended

(As per Indian GAAP)

In Rs. crore, except per share data

Particulars	March 31, 2007	March 31, 2006	Growth (%)	December 31, 2006	Growth % in Q4 FY 2007 over Q3 FY 2007
Income from software services, products and business process management	**3,772**	**2,624**	43.8	**3,655**	3.2
Software development and business process management expenses	2,021	1,422	42.1	1,938	4.3
GROSS PROFIT	**1,751**	**1,202**	**45.7**	**1,717**	**2.0**
Selling and marketing expenses	268	152	76.3	236	13.6
General and administration expenses	286	217	31.8	285	0.4
	554	**369**	**50.1**	**521**	**6.3**
OPERATING PROFIT BEFORE INTEREST, DEPRECIATION AND MINORITY INTEREST	**1,197**	**833**	**43.7**	**1,196**	**0.1**
Interest	-	-	-	-	-
Depreciation	145	144	0.7	141	2.8
OPERATING PROFIT BEFORE TAX, MINORITY INTEREST AND EXCEPTIONAL ITEMS	**1,052**	**689**	**52.7**	**1,055**	**-0.3**
Other income, net	119	72	65.3	59	101.7
Provision for investments	(1)	-	-	-	-
NET PROFIT BEFORE TAX, MINORITY INTEREST AND EXCEPTIONAL ITEMS	**1,172**	**761**	**54.0**	**1,114**	**5.2**
Provision for taxation*	27	81	-66.7	130	-79.2
NET PROFIT AFTER TAX AND BEFORE MINORITY INTEREST AND EXCEPTIONAL ITEMS	**1,145**	**680**	**68.4**	**984**	**16.4**
Income on sale of investments (net of taxes)	-	-	-	-	-
NET PROFIT AFTER TAX, EXCEPTIONAL ITEMS AND BEFORE MINORITY INTEREST	**1,145**	**680**	**68.4**	**984**	**16.4**
Minority interest	1	7	-85.7	1	-
NET PROFIT AFTER TAX, EXCEPTIONAL ITEMS AND MINORITY INTEREST	**1,144**	**673**	**69.9**	**983**	**16.4**
EARNINGS PER SHARE** (Equity shares of par value Rs. 5/- each)					
Before exceptional items					
Basic	20.30	12.23	66.0	17.64	15.1
Diluted	19.95	11.92	67.4	17.24	15.7
After exceptional items					
Basic	20.30	12.23	66.0	17.64	15.1
Diluted	19.95	11.92	67.4	17.24	15.7

** The net profit for the quarter ended March 31, 2007 includes a reversal of tax provisions amounting to Rs. 124 crore.*

*** Adjusted for the issue of bonus shares in the ratio of 1:1 allotted on July 15, 2006*

Fact Sheet – Consolidated Financial data, Fourth Quarter, 2006-07

Infosys®

Profit and Loss Account summary for the year ended

(Consolidated as per Indian GAAP)

In Rs. crore, except per share data

Particulars	March 31,		Growth (%)
	2007	2006	
Income from software services, products and business process management	**13,893**	**9,521**	45.9
Software development and business process management expenses	7,458	5,066	47.2
GROSS PROFIT	**6,435**	**4,455**	**44.4**
Selling and marketing expenses	929	600	54.8
General and administration expenses	1,115	764	45.9
	2,044	**1,364**	**49.9**
OPERATING PROFIT BEFORE INTEREST, DEPRECIATION AND MINORITY INTEREST	**4,391**	**3,091**	**42.1**
Interest	-	-	-
Depreciation	514	437	17.6
OPERATING PROFIT BEFORE TAX, MINORITY INTEREST AND EXCEPTIONAL ITEMS	**3,877**	**2,654**	**46.1**
Other income, net	372	139	167.6
Provision for investments	2	1	100.00
NET PROFIT BEFORE TAX, MINORITY INTEREST AND EXCEPTIONAL ITEMS	**4,247**	**2,792**	**52.1**
Provision for taxation*	386	313	23.3
NET PROFIT AFTER TAX AND BEFORE MINORITY INTEREST AND EXCEPTIONAL ITEMS	**3,861**	**2,479**	**55.7**
Income on sale of investments (net of taxes)	6	-	-
NET PROFIT AFTER TAX, EXCEPTIONAL ITEMS AND BEFORE MINORITY INTEREST	**3,867**	**2,479**	**56.0**
Minority interest	11	21	-47.6
NET PROFIT AFTER TAX, EXCEPTIONAL ITEMS AND MINORITY INTEREST	**3,856**	**2,458**	**56.9**
EARNINGS PER SHARE** (Equity shares of par value Rs. 5/- each)			
Before exceptional items			
Basic	69.11	45.03	53.5
Diluted	67.59	43.78	54.4
After exceptional items			
Basic	69.22	45.03	53.7
Diluted	67.70	43.78	54.6

** The net profit for the year ended March 31, 2007 includes a reversal of tax provisions amounting to Rs. 125 crore.*

*** Adjusted for the issue of bonus shares in the ratio of 1:1 allotted on July 15, 2006*

Fact Sheet – Consolidated Financial data, Fourth Quarter, 2006-07

Infosys®

REVENUE BY GEOGRAPHICAL SEGMENT

	Quarter ended			Year ended	
	Mar 31, 2007	Dec 31, 2006	Mar 31, 2006	Mar 31, 2007	Mar 31, 2006
	%	%	%	%	%
North America	62.6	63.2	65.0	63.3	64.8
Europe	26.6	26.8	25.5	26.4	24.5
India	1.5	1.8	1.8	1.6	1.7
Rest of the world	9.3	8.2	7.7	8.7	9.0
Total	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

REVENUE BY SERVICE OFFERING

	Quarter ended			Year ended	
	Mar 31, 2007	Dec 31, 2006	Mar 31, 2006	Mar 31, 2007	Mar 31, 2006
	%	%	%	%	%
Services					
Development	21.3	20.1	20.1	21.0	20.2
Maintenance	28.4	29.8	30.8	29.3	30.2
Re-engineering	1.5	2.1	4.3	2.1	4.7
Package implementation	18.4	17.9	17.1	17.5	16.2
Consulting	4.3	3.3	3.2	3.6	3.5
Testing	7.3	7.0	5.6	6.9	5.9
Engineering services	1.6	1.5	1.9	1.6	1.8
Business process management	5.2	4.9	4.0	4.7	4.0
Other services	8.2	9.1	9.8	9.4	9.7
Total services	**96.2**	**95.7**	**96.8**	**96.1**	**96.2**
Products	3.8	4.3	3.2	3.9	3.8
Total revenues	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

REVENUE BY PROJECT TYPE *

	Quarter ended			Year ended	
	Mar 31, 2007	Dec 31, 2006	Mar 31, 2006	Mar 31, 2007	Mar 31, 2006
	%	%	%	%	%
Fixed Price	25.9	27.7	27.0	26.7	28.1
Time & Materials	74.1	72.3	73.0	73.3	71.9
Total	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

* Excluding products

Fact Sheet – Consolidated Financial data, Fourth Quarter, 2006-07

Infosys®

REVENUE BY INDUSTRY					
	Quarter ended			Year ended	
	Mar 31, 2007	Dec 31, 2006	Mar 31, 2006	Mar 31, 2007	Mar 31, 2006
	%	%	%	%	%
Insurance, banking & financial	37.0	38.6	36.0	37.4	36.0
Insurance	*7.4*	*7.6*	*6.8*	*7.2*	*7.5*
Banking & financial services	*29.6*	*31.0*	*29.2*	*30.2*	*28.5*
Manufacturing	12.9	12.8	14.5	13.5	13.9
Retail	10.8	10.5	10.2	10.0	10.1
Telecom	21.9	18.3	16.3	19.3	16.5
Energy & Utilities	4.8	5.4	5.3	5.3	4.7
Transportation & logistics	1.8	2.0	3.6	2.4	5.1
Services	7.9	8.3	9.6	8.1	9.7
Others	2.9	4.1	4.5	4.0	4.0
Total	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

CLIENT DATA			
	Quarter ended		
	Mar 31, 2007	Dec 31, 2006	Mar 31, 2006
Number of Clients			
Active	500	488	460
Added during the quarter	34	43	38
Accounting for > 5% of revenue	1	1	-
Number of million* dollar clients			
1 Million dollar +	275	256	221
5 Million dollar +	107	108	81
10 Million dollar +	71	67	54
20 Million dollar +	36	35	26
30 Million dollar +	25	22	19
40 Million dollar +	16	17	14
50 Million dollar +	12	11	9
60 Million dollar +	11	10	5
70 Million dollar +	9	8	4
80 Million dollar +	4	4	1
90 Million dollar +	4	2	1
100 Million dollar +	3	2	-
200 Million dollar +	1	-	-
Client contribution to revenue			
Top client	8.5%	6.9%	4.7%
Top 5 clients	21.3%	18.9%	18.6%
Top 10 clients	33.4%	31.0%	31.0%
Repeat business	93.3%	94.7%	92.1%
Account receivables – LTM (in days)	64	63	62

"LTM" - Last Twelve Months
* LTM Revenues

Fact Sheet – Consolidated Financial data, Fourth Quarter, 2006-07

Infosys®

EFFORT AND UTILIZATION			
	Quarter ended		
	Mar 31, 2007	Dec 31, 2006	Mar 31, 2006
Effort			
Onsite	26.5	26.5	26.1
Offshore	73.5	73.5	73.9
Revenue			
Onsite	49.8	49.2	49.3
Offshore	50.2	50.8	50.7
Utilization			
Including trainees	67.9	67.5	69.7
Excluding trainees	73.0	75.8	77.0

PERSON MONTHS DATA			
	Quarter ended		
	Mar 31, 2007	Dec 31, 2006	Mar 31, 2006
Billed – Onsite	36,752	35,368	26,693
– Offshore	1,02,100	98,343	75,461
TOTAL	**1,38,852**	**1,33,711**	**1,02,154**
Non Billable	51,450	42,616	30,506
Trainee	14,102	21,748	13,812
Sales & Support	10,622	10,255	8,438
TOTAL	**2,15,026**	**2,08,330**	**1,54,910**

EMPLOYEE METRICS			
	Quarter ended		
	Mar 31, 2007	Dec 31, 2006	Mar 31, 2006
Total Employees	72,241	69,432	52,715
S/W professionals	68,156	65,393	49,495
Billable	*61,917*	*58,073*	*42,604*
Banking Product Group	*2,053*	*1,967*	1,863
Trainees	*4,186*	*5,353*	5,028
Sales & Support	4,085	4,039	3,220
Gross Addition	5,992	6,062	5,170
Net Addition	2,809	3,282	3,293
`Lateral Employees	1,647	1,676	1,620
Attrition % (LTM)*	13.7%	13.5%	11.2%

"LTM" – Last Twelve Months
* Excluding subsidiaries

Fact Sheet – Consolidated Financial data, Fourth Quarter, 2006-07

Infosys®

INFRASTRUCTURE (as on March 31, 2007)**

	Completed		Work in Progress		Land acquired during the Qtr (acres)
	Built-Up Area (Sq Ft)	No. of Seats	Built-Up Area (Sq Ft)	No. of Seats	
Bangalore	34,58,325	20,715	3,10,000	1,200	-
Pune	13,56,626	9,181	27,62,710	14,400	-
Chennai	9,69,406	6,466	14,54,000	7,500	-
Hyderabad	14,89,210	6,580	3,33,313	2,850	-
Bhubaneshwar	5,44,400	3,300	3,29,230	567	-
Mangalore	1,98,000	1,400	4,34,000	3,550	-
Mysore (including ILI)*	30,43,720	5,434	44,15,760	350	-
Chandigarh	7,88,914	3,900	2,23,026	2,100	-
Thiruvananthapuram	88,000	1,112	50,000	450	-
Mauritius	28,000	400	-	-	-
Total	**1,19,64,601**	**58,488**	**1,03,12,039**	**32,967**	**-**

* Infosys Leadership Institute
** Excluding subsidiaries

CONSOLIDATED IT SERVICES

	Quarter ended					
	Mar 31, 2007	Sequential growth%	Dec 31, 2006	Sequential growth %	Mar 31, 2006	Sequential growth %
Effort – Services (Person Months)						
Onsite	36,584	4.01	35,175	6.12	26,551	6.99
Offshore	75,003	3.45	72,504	7.98	56,613	5.63
Total	**111,587**	**3.63**	**107,679**	**7.37**	**83,164**	**6.06**
Revenue – Services ($ million)						
Onsite	426.3	5.83	402.80	8.17	290.96	7.66
Offshore	359.41	4.86	342.74	9.81	259.85	5.97
Total	**785.71**	**5.39**	**745.54**	**8.92**	**550.81**	**6.85**

RUPEE DOLLAR RATE

	Mar 31, 2007	Dec 31, 2006	Mar 31, 2006
Period closing rate	**43.10**	**44.11**	**44.48**
Period average rate	43.75	44.53	44.22

Fact Sheet – Consolidated Financial data, Fourth Quarter, 2006-07

Infosys®

Unaudited Consolidated Statements of Income

(Dollars in millions except per share data)

	Three months ended March 31,		Year ended March 31,	
	2006	2007	2006 (Audited)	2007
Revenues	**$593**	**$863**	**$2,152**	**$3,090**
Gross profit	**239**	**366**	**908**	**$1,313**
Operating income	**156**	**237**	**599**	**852**
Income before income taxes and minority interest	**172**	**265**	**630**	**936**
Income before minority interest	**$154**	**$259**	**$560**	**$852**
Net income	**$152**	**$259**	**$555**	**$850**
Earnings per equity share*				
Basic	$0.28	$0.46	$1.02	$1.53
Diluted	$0.27	$0.45	$0.99	$1.50
Weighted average equity shares used in computing earnings per equity share*				
Basic	547,386,214	559,944,338	543,160,222	554,018,739
Diluted	561,264,860	569,893,498	557,967,786	566,110,582

*Adjusted for stock split

Reconciliation of accounts as per Indian GAAP and US GAAP

in Rs. Crore

	Quarter ended		Year ended	
	March 31, 2007	March 31, 2006	March 31, 2007	March 31, 2006
Consolidated Net Profit as per Indian GAAP	1,144	673	3,856	2,458
Stock compensation expenses (SFAS 123R)	(5)	-	(21)	-
Amortization of Intangibles	(5)	-	(12)	-
Consolidated Net income as per US GAAP	1,134	673	3,823	2,458

Reasons for differences in net income as per Indian GAAP and US GAAP

Stock compensation expenses (SFAS 123R)

From April 1, 2006, the company adopted FASB Statement No.123 (revised 2004), *Share-Based Payment* using the modified prospective approach. The company recorded stock compensation expense of Rs. 21 crore during the year ended March 31, 2007, using the fair value recognition provisions.

Amortization of Intangibles

US GAAP requires the purchase price in business combination transactions to be allocated to identifiable assets and liabilities, including intangibles assets. Intangible assets are to be amortized over the estimated useful life. The amortization relates to that of an intangible asset identified in allocation of the purchase price of Infosys BPO Limited, formerly Progeon Limited.